February 8, 2010
John Reynolds
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	AmerisourceBergen Corporation Form 10-K for September 30, 2009 Filed November 25, 2009 File No. 001-16671
Dear Mr. Reynolds:
This letter responds to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 2, 2010 (the “Comment Letter”) regarding the Annual Report on Form 10-K for the fiscal year ended September 30, 2009 (the “2009 Form 10-K”) of AmerisourceBergen Corporation (the “Registrant”).
We have reproduced the comment contained in the Comment Letter and have set forth the Registrant’s response below the text of the comment.
Item 15. Exhibits and Financial Statement Schedules
1.
It appears that you do not include exhibits or schedules to some of your filed exhibits. Please see exhibits 10.36, 10.48 and 10.49. Please provide the missing schedules with your next Exchange Act filing.

Response:
We will include in the Registrant’s next Quarterly Report on Form 10-Q filed with the Commission any exhibits or schedules to the exhibits to the Registrant’s 2009 Form 10-K that were not previously filed with the Commission. Please note that certain of the exhibits or schedules to the exhibits to the Registrant’s 2009 Form 10-K were blank or contained limited text in the original executed version of each of the agreements and were filed as they appeared in the original executed version of such agreement. There were no omitted exhibits or schedules to exhibit 10.36 to the Registrant’s 2009 Form 10-K.
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United States Securities and Exchange Commission
February 8, 2010

In connection with the Commission’s request in the Comment Letter that the Registrant provide a statement containing certain acknowledgements, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (610) 727-7458 if you should have any questions regarding our responses or if you should have any additional comments after reviewing our responses.
Sincerely,
John G. Chou
Senior Vice President, General Counsel
and Secretary

cc:	R. David Yost Damon Colbert Division of Corporate Finance United States Securities and Exchange Commission